Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED JULY 27, 2023
TO THE PROSPECTUS DATED APRIL 13, 2023

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2023, as supplemented by Supplement No. 1 dated May 1, 2023, Supplement No. 2 dated May 19, 2023, Supplement No. 3 dated June 5, 2023 and Supplement No. 4 dated July 6, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to our share redemption plan.

Share Redemption Plan

The following disclosure supplements and should be read in conjunction with the section of the prospectus titled “Share Repurchases and Redemptions—Redemption Limitations” and all other similar disclosure in the prospectus.

As of July 24, 2023, RREEF Property Trust, Inc. (the “Company”) has received share redemption requests during the quarter ending September 30, 2023 in excess of the limit of 5% of the Company’s combined net asset value (“NAV”) as of June 30, 2023. Pursuant to the terms of the Company’s share redemption plan (the “Share Redemption Plan”), all redemption requests received during the quarter prior to July 24, 2023 were satisfied 100% on a first-come, first-served basis. Redemption requests received on July 24, 2023 were satisfied on a pro rata basis at 34.4% of the requested amount without regard to share class such that aggregate redemptions during the quarter ending September 30, 2023 did not exceed the limit of 5% of the Company’s combined NAV as of June 30, 2023.

As a result of reaching the quarterly redemption volume limitation under the Share Redemption Plan, the Company will no longer accept additional redemption requests until October 1, 2023. All unsatisfied redemption requests received during the quarter ending September 30, 2023 must be resubmitted on or after October 1, 2023 to be accepted.